

August 4, 2017

Edwin Moses
Chief Executive Officer
Ablynx NV
Technologiepark 21
9052 Ghent/Zwijnaarde, Belgium

>   **Re: Ablynx NV**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted on July 26, 2017**
>   **CIK No. 0001617582**

Dear Dr. Moses:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement submitted on July 26, 2017

Clinical Development of ALX-0171, page 123

1.   We note your response to prior comment 14 which explains differences between the number of patients depicted in the two charts on page 124 as well as the number of patients described to have participated in the study on page 123. Please revise your prospectus disclosure to account for these differences.

Business
Significant Collaborations, page 133

2.   We refer to prior comment 16 and note that your revised disclosure aggregates all potential milestone payments that you may receive under each agreement. For each collaboration agreement presented, please revise to provide separate totals for the (i) development, (ii) regulatory and (iii) sales milestones.

        You may contact Sasha Parikh at 202-551-3627 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance